東亞銀行

THE BANK OF EAST ASIA, LIMITED

香港中環德輔道中十號
10 Des Voeux Road Central, Hong Kong

Our Ref: SHR/02/50

May 10, 2002

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

02034298

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2842 3038 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED
Secretarial Department

Molly Ho Kam-lan
Company Secretary

MH/TT/im/274
Encls.

Annex to Letter to the SEC
dated May 10, 2002 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since March 15, 2002 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document: Form SC5 Particulars of a Contract Relating to Shares
   Date: March 26, 2002
   Source of Requirement: Hong Kong Companies Ordinance

2. Document: Form SC1 Return of Allotments
   Date: March 26, 2002
   Source of Requirement: Hong Kong Companies Ordinance

3. Document: Press announcement in respect of Adoption of Staff Share Option Scheme 2002
   Date: March 26, 2002
   Source of Requirement: The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

4. Document: Form R2 Notification of Location of Registers
   Date: April 4, 2002
   Source of Requirement: Hong Kong Companies Ordinance

5. Document: Form AR1 Annual Return
   Date: April 23, 2002
   Source of Requirement: Hong Kong Companies Ordinance

6. Document: Form SC1 Return of Allotments
   Date: May 9, 2002
   Source of Requirement: Hong Kong Companies Ordinance

CR

Companies Registry
公 司 註 冊 處

Form 表格 SC5

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

1 **Company Name** 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 **Number of shares allotted as fully or partly paid up otherwise than in cash** 以非現金繳付全部或部分股款而分配的股份數目	5,367,531
3 **Class of shares** 股份類別	Ordinary
4 **Nominal amount of each share** 每股的面額	$2.50
5 **Amount to be considered as paid up on each share otherwise than in cash** 每股被視爲以非現金繳付股款的款額	$2.50
6 **If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in Section 7, state the nature of such consideration and the number of shares so allotted** 如分配此等股份的代價爲服務，或爲下文第 7 項所述的代價以外的任何代價，則須述明該項代價的性質，以及如此分配的股份的數目	Capitalisation issue – 5,367,531 shares allotted under scrip dividend scheme. Please refer to the attached Appendix for the nature of consideration.

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

255

7 **If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give the description of the property and full particulars of the manner in which the purchase price is to be satisfied :**
如作出的分配是爲了清償或部分清償財產的買價，請述明該項財產以及提供清償買價的方式的詳情：

(1) Brief description of property
財產的簡述

—

(2) Purchase price
買價

(a) Total amount of consideration as paid on ____________ shares allotted otherwise than in cash
以非現金繳付股款而分配的 ____________ 股所付代價的總款額

$ —

(b) Cash
現金

$ —

(c) Amount of debt released or liabilities assumed by the purchaser (including mortgages; on property acquired)
購買人所解除的債項或所承擔的債務的款額（包括按揭；有關所收購財產的債項或債務）

$ —

Total purchase price
總買價

$ —

8 **Breakdown of the total purchase price of the property which is the subject of the sale :**
有關所售賣的財產的總買價的細目分類：

(1) Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)
永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。）

$ —

(2) Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)
批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。）

$ —

(3) Fixed plant and machinery on leasehold property (including tenants', trade, and other fixtures)
批租土地財產上的固定工業裝置及機械（包括租戶的固定工業裝置及機械、經營及其他固定裝置）

$ —

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號: 255

(4)	Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.) 永久業權財產或批租土地財產的衡平法權益（凡該等財產是在按揭的規限下出售，應列明總價值。）	$ —
(5)	Loose plant and machinery, stock-in-trade, and other chattels (excluding plant and machinery which was not in an actual state of severance on the date of the sale) 活動工業裝置及機械、商品存貨及其他實產（不包括在出售日期並非處於實際分割狀態的工業裝置及機械）	$ —
(6)	Goodwill and benefit of contracts 商譽及合約的利益	$ —
(7)	Patents, designs, trade marks, licences, copyrights, etc. 專利、設計、商標、特許、版權等	$ —
(8)	Book and other debts 帳面債項及其他債項	$ —
(9)	Cash in hand and at Bank on current account, bills, notes, etc. 手頭現金及銀行來往帳內的現金、匯票、票據等	$ —
(10)	Cash on deposit at Bank or elsewhere 存放於銀行或其他地方的現金	$ —
(11)	Shares, debentures and other investments 股份、債權證及其他投資	$ —
(12)	Other property, viz. ______ 其他財產，即 ______________	$ —
	Total Purchase Price 總買價	$ —

Signed 簽名 : [signature]

(Name 姓名) : (Molly HO Kam Lan)   Date 日期 : 26 MAR 2002

~~Director 董事~~ / Secretary 秘書 *

** Delete whichever does not apply 請刪去不適用者*

Company No.255

Appendix

Form SC5

6. A sum of HK$13,418,827.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 5,367,531 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 5th March, 2002 who had validly elected to receive new shares in lieu of cash dividend of HK$0.33 per share.

Signed ________________ (Secretary)

CR

Companies Registry
公 司 註 冊 處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
12	03	2002	To 至	26	03	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$13,433,827.50

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$57,540.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HK$3,598,266,792.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-6,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$57,540.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
Ordinary	5,367,531	$2.50	$2.50	Nil	Nil

Consideration for which the Shares have been Allotted 分配上述股份的代價

See the attached Appendix

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-6,000-		
See the attached CD-ROM		-5,367,531-		
	Total Shares Allotted by Class 各類別股份分配總額	-5,373,531-		

Signed 簽名：[signature]

(Name 姓名)：(Molly HO Kam Lan) Date 日期： 26 MAR 2002

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

Company No.255

Appendix

Form SC1

6. Consideration for which the Shares have been Allotted

A sum of HK$13,418,827.50 being part of the amount in the Share Premium Account of the Bank was capitalised and applied in paying up in full at par 5,367,531 shares of HK$2.50 each in the capital of the Bank distributed to shareholders registered on 5th March, 2002 who had validly elected to receive new shares in lieu of cash dividend of HK$0.33 per share.

Signed ______________ (Secretary)

South China Morning Post

BUSINESS WEDNESDAY MARCH 27 2002

THE BANK OF EAST ASIA, LIMITED

(Incorporated in Hong Kong with limited liability in 1918)

ADOPTION OF STAFF SHARE OPTION SCHEME 2002

At the Annual General Meeting of the Bank held on 26th March, 2002, the resolution relating to the adoption of the Staff Share Option Scheme 2002 and the termination of the operation of the Staff Share Option Scheme 1999 was approved by the shareholders of the Bank.

Reference is made to the circular of the Bank dated 2nd March, 2002 in relation to the proposals involving adoption of the Staff Share Option Scheme 2002 and termination of the operation of the Staff Share Option Scheme 1999 (the "Circular"). Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The Board of Directors of the Bank is pleased to announce that at the Annual General Meeting of the Bank held on 26th March, 2002, the resolution relating to the adoption of the Staff Share Option Scheme 2002 and the termination of the operation of the Staff Share Option Scheme 1999 was approved by the shareholders of the Bank.

By Order of the Board
Molly HO Kam-lan
Company Secretary

Hong Kong, 26th March, 2002.

Form R2
表格

Notification of Location of Registers
登記冊備存地點通知書

CR
Companies Registry
公 司 註 冊 處

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited
東亞銀行有限公司

2 Location of Registers or other documents 登記冊或其他文件的備存地點

Registers or other documents 登記冊或其他文件

Members 成員
Directors & Secretaries 董事及秘書
Minute Books 會議記錄簿
Debenture Holders 債權證持有人
Charges 押記
Copies of Instruments creating charges 設定押記的文書的副本

Register／Other documents 登記冊／其他文件	Address 地址	Effective Date 生效日期
Members	5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong	26 / 03 / 2002 (DD 日 / MM 月 / YYYY 年)

Signed 簽名 : [signature]

Name 姓名 : Ho Kam Lan

Date 日期 : 4th April, 2002

~~Director 董事~~／Secretary 秘書

Presentor's Name and Address
提交人的姓名及地址

East Asia Secretaries Limited
20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
Tel. No.: 2842 3033
Our Ref.: (PAUL)
Doc. No.: T0180004
Deadline: 08/04/2002

For Official Use
請勿填寫本欄

收件日期 RECEIVED
06 -04- 2002
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

CR

Companies Registry
公 司 註 冊 處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited 東亞銀行有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
02	04	2002	To 至	18	04	2002

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ HK$55,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ HK$210,980.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ HK$3,598,321,792.50

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	-22,000-	HK$2.50	HK$12.09	Nil	HK$9.59	HK$210,980.00

Presentor's Name and Address
提交人的姓名及地址

The Bank of East Asia, Limited
Secretarial, 20/F.,
The Bank of East Asia Building,
10 Des Voeux Road Central,
Hong Kong.

For Official Use
請勿填寫本欄

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

255

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value Of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
See the attached list		-22,000-		
	Total Shares Allotted by Class 各類股份分配總額	-22,000-		

Signed 簽名 : [signature]

(Name 姓名) : (Molly HO Kam Lan) Date 日期 : - 9 MAY 2002

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

Form 表格 **AR1**

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

255

1 Company Name 公司名稱

The Bank of East Asia, Limited
東亞銀行有限公司

2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別

☐ Private 私人 ☑ Others 其他

4 Address of Registered Office 註冊辦事處地址

No.10 Des Voeux Road Central, Hong Kong

5 Date of Return 本申報表日期

26	03	2002
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

US$37,320,009.00

Presentor's Name and Address
提交人的姓名及地址

East Asia Secretaries Limited
20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong
Tel. No.: 2842 3033
Our Ref.: (PAUL)
Doc. No.: T0180003
Deadline: 07/05/2002

For Official Use
請勿填寫本欄

7 Share Capital 股本 (As at the date of this Return 截至本申報表日期)

Class of Shares 股份類別		Authorised Share Capital 法定股本 — Total Nominal Value 總面值	Issued Share Capital 已發行股本 — No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HK$	6,500,000,000.00	1,439,306,717	3,598,266,792.50	3,598,266,792.50
Total 總值		HK$6,500,000,000.00	1,439,306,717	HK$3,598,266,792.50	HK$3,598,266,792.50

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Allotment of 10,160,880 shares of HK$2.50 par value each

8 Past and Present Members 過去及現在的成員

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

9 . Secretary 秘書

Name 姓名

Ho Kam Lan 何 金蘭

Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
Molly	N/A

Address 地址

12B, Majestic Court, 8 Tsui Man Street, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D289463(8)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

10 Directors 董事

1 Name 姓名

Li Kwok Po, David 李 國寶

Surname 姓氏 / Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址

Penthouse A, Tower 2, Dynasty Court, 23 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A982004(6)	N/A

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Li Fook Wo 李 福和

Surname 姓氏 Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

A501, Villa Verde, 18 Guildford Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A109478(8)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Ho George 何 佐芝

Surname 姓氏 Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

24, Stanley Village Road, Stanley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A112987(5)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

11 Registers 登記冊 Address where the company's registers are kept (if not the same address as in Section 4)
公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
Members	5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong
Debenture Holders	55th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong

12 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年
01	01	2001		31	12	2001

13 Certificate 證明書

(a) I certify that the information given in this Return (including 7 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條，所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名：[signature]

(Name 姓名)：(Ho Kam Lan) Date 日期： 23rd April, 2002

~~Director 董事~~ / Secretary 秘書

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 1 of 7)
續頁 B 第 1 頁 (共 7 頁)

Companies Registry
公司註冊處

Date of Return 本申報表日期		
26	03	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

Surname 姓氏	Other names 名字
Wong 黃	Chung Hin 頌顯

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: D72 Carolina Gardens, 34 Coombe Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A918026(8)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Fook Sum, Alan 福深

Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: 1B, Cragside Mansion, 23 Barker Road, The Peak, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D502171(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公 司 註 冊 處

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
26	03	2002

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

Surname 姓氏: Lee 李
Other names 名字: Shau Kee 兆基

Alias (if any) 別名(如有的話): N/A
Previous Names 前用姓名: N/A

Address 地址: 36, MacDonell Road, 22/F., Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: A620864(1)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏: Li 李
Other names 名字: Fook Sean, Simon 福善

Alias (if any) 別名(如有的話): N/A
Previous Names 前用姓名: N/A

Address 地址: 55, Perkins Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: A311023(3)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 3 of 7)
續頁 B 第 3 頁 (共 7 頁)

Date of Return 本申報表日期		
26	03	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏: Li 李
Other names 名字: Kwok Cheung, Arthur 國章

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: Vice-Chancellor's Lodge, The Chinese University of Hong Kong, Shatin, New Territories, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: C642681(4)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏: Wong 黃
Other names 名字: Chi Yun, Allan 子欣

Alias (if any) 別名（如有的話）: N/A
Previous Names 前用姓名: N/A

Address 地址: 12 Bowen Road, 29/F. & 30/F., Hong Villa, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號
I.D. Card Number 身份證號碼: A957296(4)
Company Number 公司編號: N/A

b Overseas Passport 海外護照
Number 號碼: N/A
Issuing Country 簽發國家: N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公 司 註 冊 處

Annual Return
周年申報表

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
26	03	2002

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Kwok Sing 國星

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: B25, Estoril Court, 55 Garden Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D042347(6)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Pang 彭	Yuk Wing, Joseph 玉榮

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat B, 23/F., Block 9, Braemar Hill Mansion, 31 Braemar Hill Road, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A862765(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

Annual Return 周年申報表

Companies Registry 公司註冊處

Continuation Sheet B (Sheet 5 of 7)
續頁 B 第 5 頁 (共 7 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
26	03	2002

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Mong 蒙	Man Wai, William 民偉

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: No.6 Essex Crescent, Kowloon Tong, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B172255(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Chan 陳	Kay Cheung 棋昌

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 22A Broadway, 8th Floor, Mei Foo Sun Chuen, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B905121(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 **AR1**

Annual Return 周年申報表

Companies Registry 公 司 註 冊 處

Continuation Sheet B (Sheet 6 of 7)
續頁 B 第 6 頁 (共 7 頁)

Date of Return 本申報表日期

26	03	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情(表格第 10 項)

1 Name 姓名

Surname 姓氏	Other names 名字
Lo 羅	Yau Lai, Winston 友禮
Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: 5/F., Faber Villa, 17 Tai Tam Road, Stanley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A909089(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Khoo 邱	Kay Peng 繼炳
Alias (if any) 別名(如有的話)	Previous Names 前用姓名
N/A	N/A

Address 地址: 189 Jalan Ampang, 50450 Kuala Lumpur, Malaysia

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P685205(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表

Continuation Sheet B (Sheet 7 of 7)
續頁 B 第 7 頁 (共 7 頁)

Date of Return 本申報表日期

DD 日	MM 月	YYYY 年
26	03	2002

Company Number 公司編號: 255

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Kwok 郭	Ping Kwong, Thomas 炳江

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 8A, South Bay Road, Repulse Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A991900(A)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Li 李	Tzar Kai, Richard 澤楷

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 2505 Queen's Garden, Block C, 9 Old Peak Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D544977(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份 ☑ Director 董事 ☐ Alternate Director to 替代董事

Form 表格 AR1

Annual Return
周年申報表

Companies Registry
公 司 註 冊 處

Schedule 1 (Page 1 of 1)
附表一 第 1 頁 (共 1 頁)

Date of Return 本申報表日期		
26	03	2002
DD 日	MM 月	YYYY 年

Company Number 公司編號: 255

Details of Members 成員詳情
(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	See the attached CD-Rom				
	Total 總數	1,439,306,717			

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。